FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“2015 Half Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

SYNGENTA AG

Date:	July 23, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, July 23, 2015

2015 Half Year Results

Strong business performance leads to significant increase in profitability

•	Sales $7.6 billion: up 3 percent at constant exchange rates

•	Second quarter sales up 7 percent[1]: growth in all regions

•	EBITDA $2.0 billion, up 21 percent at constant exchange rates

-	Reported EBITDA 5 percent lower owing to currency movements

-	EBITDA margin up 140 basis points to 26.2 percent: 29.2 percent CER[1]

-	Cost savings $104 million: Accelerating Operational Leverage program underway

•	Earnings per share[2] $14.70

•	Combined peak sales potential of recently launched and pipeline products: >$6 billion

	Reported Financial Highlights
	1st Half 2015 $m	1st Half 2014 $m	Actual %	CER[1] %
Sales	7,634	8,508	-10	+3
Operating income	1,566	1,725	-9
Net income	1,221	1,391	-12

EBITDA	2,000	2,111	-5	+21
Earnings per share[2]	14.70	15.60	-6

1 At constant exchange rates.

2 Excluding restructuring and impairment; EPS on a fully diluted basis.

Syngenta – July 23, 2015 / Page 1 of 8

Mike Mack, Chief Executive Officer, said:

“In 2015 our industry has experienced continuing softness in crop prices and low farm incomes. Despite these challenges, and our decision to reduce sales of glyphosate, we achieved sales growth at constant exchange rates of three percent in the first half. We have been able to largely offset currency depreciation in emerging markets through determined price increases and this, together with our hedging program, has mitigated the impact of currencies on EBITDA. The realization of the first savings from our Accelerating Operational Leverage program has contributed to substantial margin improvement, demonstrating that we are on track to deliver a sustainable improvement in profitability.

“In the first half we saw continuing momentum from our new fungicide ELATUS™ and the successful launch in the USA of the new corn herbicide ACURON™. The excellent grower reception for both products reinforces our confidence in the innovation upturn that is now underway, with total peak sales potential for recently launched products of over $2.7 billion. In addition, to illustrate the longer term returns that we expect from our industry leading R&D, we have today announced an expanded pipeline with peak sales potential of over $3.6 billion.”

Financial highlights 1st Half 2015

Sales $7.6 billion

Sales at constant exchange rates increased by 3 percent, with prices up 6 percent and volumes 3 percent lower. Excluding glyphosate sales were up 6 percent. Reported sales were down 10 percent, with most currencies depreciating against the US dollar.

EBITDA $2.0 billion

EBITDA was 5 percent lower in reported terms but increased by 21 percent at constant exchange rates. The EBITDA margin was 26.2 percent as reported and 29.2 percent at constant exchange rates (H1 2014: 24.8 percent).

Net financial expense and taxation.

Net financial expense at $101 million was virtually unchanged compared with the previous year. The tax rate before restructuring was 17 percent (H1 2014: 15 percent).

Net income $1.2 billion

Net income including restructuring and impairment was 12 percent lower. Earnings per share, excluding restructuring and impairment, were 6 percent lower at $14.70.

Cash flow and balance sheet

Free cash flow before acquisitions at $(113) million was the same as in H1 2014, despite lower reported sales. Average trade working capital as a percentage of sales was 43 percent (H1 2014: 42 percent), with a further reduction in inventory partly offsetting higher receivables in Latin America.

Fixed capital expenditure including intangibles was $240 million (H1 2014: $312 million); for the full year capital expenditure of around $640 million is expected.

Syngenta – July 23, 2015 / Page 2 of 8

Dividend

A dividend of CHF 11.00 per share (2014: CHF 10.00) was paid on April 30, representing a total payout of $1,078 million and a payout ratio of 60 percent.

Business highlights 1st Half 2015

	Half Year		Growth		2nd Quarter		Growth
	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Europe, Africa, Middle East	2,882	3,336	-14	+13	1,053	1,241	-15	+10
North America	2,230	2,443	-9	-7	1,211	1,211	-	+2
Latin America	1,170	1,269	-8	+1	675	674	-	+12
Asia Pacific	1,027	1,096	-6	-1	525	538	-2	+4
Total integrated sales	7,309	8,144	-10	+3	3,464	3,664	-5	+7
Lawn and Garden	325	364	-11	-	153	162	-6	+5
Group sales	7,634	8,508	-10	+3	3,617	3,826	-5	+7

Integrated sales performance

•	Sales $7.3 billion, up 3% at CER

-	volume -3%, price +6%

•	EBITDA $1.9 billion (H1 2014: $2.0 billion)

•	EBITDA margin 26.5% (H1 2014: 25.1%)

Europe, Africa and the Middle East: After a strong start to the year growth continued in the second quarter, supported by further significant price increases in the CIS which more than offset the impact of currency depreciation. Volumes increased in most territories with exceptions in France, which saw early purchasing at the end of 2014, and the CIS, where the price increases caused volume erosion in Seeds. Broad based growth in fungicides included a significant contribution from the new SDHI SEGURIS®. Seedcare also performed strongly, with good volume growth in Ukraine as well as EU Central.

North America: Growth in the second quarter was achieved despite the ongoing impact of low commodity crop prices and lower sales of glyphosate. Excluding glyphosate, sales for the first half were 4 percent lower. In the USA, corn seed sales increased significantly in the second quarter owing to higher trait income. Selective herbicide sales were also robust in the quarter, with the first contribution from ACURON™ following its approval in April. In Canada sales were lower as a result of drought and high channel inventory for Seedcare.

Latin America: Sales were affected by two key factors: the deliberate reduction in sales of glyphosate, and an increase due to a change in contractual sales terms for crop protection products in Brazil, which caused a timing change in sales. Adjusted for these two factors sales were 2 percent lower, reflecting low disease and insect pressure, lower corn seed sales due to acreage contraction and deliberate credit constraint. In addition, Latin America South was adversely affected by the current economic uncertainty. The change in contractual terms in Brazil means that sales to distributors are now recognized on delivery instead of when sold on to the grower. It is a response to the increased size of the Brazilian business and will simplify operations while maintaining tight control over customer credit.

Syngenta – July 23, 2015 / Page 3 of 8

Asia Pacific: The second quarter saw a return to growth despite the phase-out of paraquat in China. Growth was driven by South Asia with increased sales on cotton and the further expansion of GROMORE™ protocols. In ASEAN, sales continue to be affected by reduced rice acreage in Thailand. New products played an important role with the launch of SEGURIS™ in China. DURIVO® continued to expand with growth of over 20 percent in the first half.

Lawn and Garden performance

•	Sales $325 million, unchanged at CER

•	EBITDA $73 million (H1 2014: $70 million)

•	EBITDA margin 22.4% (H1 2014: 19.3%)

Sales were unchanged with growth in Europe and Asia Pacific offsetting the impact of high channel inventories in North America. Profitability again improved and for the full year the business is on track to achieve the targeted EBITDA margin of 20 percent.

Accelerating Operational Leverage

The Accelerating Operational Leverage (AOL) program, announced in February 2014, targets savings of $1 billion by 2018 and has three main pillars: Commercial; Research and Development; and Global Operations. The program’s aim is to optimize the cost structure within the framework of the integrated strategy in order to attain industry-leading efficiency. In the first half of 2015 the company achieved savings of $104 million contributing to the significant improvement in EBITDA margin and putting us firmly on track to achieve the targeted $265 million (including $75 million from a previous program) in 2015.

Innovation

Syngenta’s recent crop protection launches comprise two fungicides (ELATUS™, SEGURIS®), three seed treatments (CLARIVA®, FORTENZA®, VIBRANCE®) and one herbicide (ACURON™). In the first half these products achieved sales of $264 million. Following its successful launch in April, we have revised up the peak sales potential for ACURON™ from over $250 million to over $500 million. The combined peak sales potential of the six recent launches is over $2.7 billion.

The longer term innovation pipeline comprises a further nine new products with combined peak sales potential of over $3.6 billion. The first launch from this pipeline is expected to be ORONDIS™, a fungicide for vegetables and specialty crops, in 2016.

Further information on the pipeline, and on our innovation in seeds and traits, will be available at the R&D Day to be held at our Research Center in Stein, Switzerland on September 16, 2015.

Outlook

Mike Mack, Chief Executive Officer, said:

“Our performance in the first half of the year demonstrates our ability to improve profitability even in a difficult market environment. It has been underpinned by the excellent progress in our AOL program which will make a larger contribution in the second half of the year. As usual, the outlook for the second half is largely dependent on Latin America, where we are confident in our ability to manage the business in an uncertain environment. This enables us to maintain our targets for the full year of sales broadly unchanged at constant exchange rates and EBITDA, after the impact of currencies, around the 2014 level. We expect to generate significant free cash flow.

Syngenta – July 23, 2015 / Page 4 of 8

“With the significant improvement in our profitability in 2015, further AOL efficiencies to come and increasing trait royalty income, we are firmly on track to achieve our targeted EBITDA margin of 24-26% in 2018. The progress made by our new products and our expanded pipeline underpin our confidence in delivering sustained sales growth accompanied by market share gains.”

Syngenta – July 23, 2015 / Page 5 of 8

Crop Protection

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by product line	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Selective herbicides	1,980	1,977	-	+14	1,034	922	+12	+23
Non-selective herbicides	490	790	-38	-31	295	485	-39	-31
Fungicides	1,871	1,917	-2	+13	889	913	-3	+13
Insecticides	849	934	-9	+2	419	421	-	+11
Seedcare	438	520	-16	-4	183	198	-8	+7
Other crop protection	53	73	-28	-22	20	28	-30	-22
Total	5,681	6,211	-9	+4	2,840	2,967	-4	+8

Selective herbicides: major brands ACURON™, AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP II MAGNUM®, FUSILADE®MAX, FLEX®, TOPIK®

In North America, the successful US launch of ACURON™ and increased soybean acres driving demand for DUAL MAGNUM® more than offset the impact of dry weather conditions in Canada. ACURON™, which received EPA registration on 24 April, combines four active ingredients and three different modes of action to help corn growers manage weed resistance. Selective herbicide growth also reflected price increases in the CIS and the revenue recognition change in Brazil.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

The sales decline is driven primarily by lower volumes of TOUCHDOWN® in all regions, resulting from the decision to reduce sales of solo glyphosate in order to improve profitability. TOUCHDOWN® prices were also lower. In addition, GRAMOXONE® sales in China have been phased out as a consequence of a regulatory change affecting paraquat liquid formulations.

Fungicides: major brands ALTO®, AMISTAR®, BONTIMA™, BRAVO®, ELATUS™, MODDUS®, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

Broad-based growth was achieved across the portfolio, with notably a strong performance by the new SDHI product SEGURIS®. Volume growth was robust across most of Europe despite dry conditions towards the end of the season. The ramp-up of ELATUS™ in Brazil continued with volume growth and price increases.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Growth was driven by Asia Pacific with sales increases in all territories, supported by new product introductions in China and South Asia and broad-based price increases. Sales in Latin America were adversely affected by low pest pressure. DURIVO® continued to grow strongly in all regions except Latin America.

Seedcare: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

Sales were lower as a consequence of high channel inventories in the Canadian cereals market and lower US corn acres. These factors more than offset good performances in Central Europe and the CIS as well as in Asia Pacific. However, the second quarter saw a marked upturn with strong volume growth for AVICTA® and CELEST®.

Syngenta – July 23, 2015 / Page 6 of 8

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by region	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Europe, Africa, Middle East	2,163	2,412	-10	+15	845	985	-14	+10
North America	1,583	1,745	-9	-7	949	953	-	+2
Latin America	1,059	1,121	-6	+4	616	592	+4	+16
Asia Pacific	876	933	-6	-1	430	437	-2	+5
Total	5,681	6,211	-9	+4	2,840	2,967	-4	+8

Seeds

	Half Year		Growth		2nd Quarter		Growth
Seeds by product line	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Corn and soybean	866	1,012	-14	-6	305	328	-7	-1
Diverse field crops	456	578	-21	+14	149	176	-15	+11
Vegetables	331	376	-12	-	180	203	-11	+2
Total	1,653	1,966	-16	+1	634	707	-10	+3

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Corn sales were affected by reduced corn acreage in the Americas. In the USA this was partly offset by higher trait income in the second quarter. Planted areas for corn were also lower in Europe but the impact on volume was offset by significant price increases in the CIS which fully compensated for currency depreciation.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sunflower sales increased significantly in Europe, the most important region, reflecting substantial price increases in the CIS. These price increases had some impact on volume, as high value hybrids faced competition from local seeds. Sugar beet sales were lower, as oversupply on the sugar market led to significant acreage shifts in Europe.

Vegetables: major brands ROGERS®, S&G®

Sales growth was solid in Europe despite lower volumes in the CIS and Israel. Sweetcorn sales were affected by high processor inventories. Pricing was robust in all regions showing the ability to capture value for high quality hybrids.

	Half Year		Growth		2nd Quarter		Growth
Seeds by region	2015 $m	2014 $m	Actual %	CER %	2015 $m	2014 $m	Actual %	CER %
Europe, Africa, Middle East	721	934	-23	+10	208	259	-19	+11
North America	655	713	-8	-7	263	262	-	+1
Latin America	122	153	-21	-13	65	84	-24	-16
Asia Pacific	155	166	-7	-3	98	102	-5	-
Total	1,653	1,966	-16	+1	634	707	-10	+3

Syngenta – July 23, 2015 / Page 7 of 8

The full version of the Half Year Results 2015 press release is available here and a presentation illustrating the results will also be available by 07:30 (CET).

Announcements and meetings

R&D Day	September 16, 2015
Third quarter trading statement 2015	October 15, 2015
Full year results 2015	February 3, 2016
Annual Report 2015	March 16, 2016
First quarter trading statement 2016	April 20, 2016
Annual General Meeting	April 26, 2016

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – July 23, 2015 / Page 8 of 8